October 10, 2017

James E. O’Connor

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price State Tax-Free Income Trust (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price California Tax-Free Bond Fund

   Investor Class

   I Class

  T. Rowe Price California Tax-Free Money Fund

   Investor Class

   I Class

 File Nos.: 033-06533 / 811-04521

Dear Mr. O’Connor:

The following is in response to your comments provided on September 28, 2017, regarding the Registrant’s Post-Effective Amendment Number 63 (the “Amendment”) filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on August 16, 2017 (the “Registration Statement”). Your comments and our responses are set forth below.

T. Rowe Price California Tax-Free Bond Fund

Comment: Please confirm ticker and 1940 Act filing number (beginning with 811) at bottom of prospectus are correct.

Response: We have revised the 1940 Act filing number referenced on the back cover of the prospectus to reflect the Registrant’s correct filing number.

Comment: Please disclose the current weighted average rating of the portfolio under the heading Principal Investment Strategies.

Response: We are not aware of a requirement to disclose the current weighted average rating of the portfolio, and we therefore do not intend to add it at this time. We note that the prospectus currently discloses the fund’s intent to invest primarily in investment-grade securities:

Most investments are in investment-grade securities (rated in one of the four highest rating categories assigned by established credit rating agencies) from at least one major credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price. However, the fund may invest up to 10% of its total assets in noninvestment-grade securities, known as “junk” bonds, including those with the lowest credit rating.

In addition, we note that the fund’s credit quality diversification, including the percent of the fund’s portfolio rated AAA, AA, A, BBB, BB and Below, and not rated, is disclosed to shareholders in the fund’s annual and semiannual shareholder reports.

Comment: In the following sentence, please replace “may continue to raise interest rates” with “is expected to continue to raise interest rates”:

The fund may face a heightened level of interest rate risk due to historically low interest rates and the potential effect of any government fiscal policy initiatives; for example, the U.S. Federal Reserve Board has ended its quantitative easing program and may continue to raise interest rates.

Response: We intend to revise the disclosure as suggested.

Comment: The prospectus includes the ratings of the state of California’s general obligation debt as of May 1, 2017 under the heading State-specific risks. Is there a more recent rating available?

Response: We intend to update the ratings for the state of California as of October 1, 2017.

Comment: In the following sentence, please replace “On” with “on”:

Prior to that time, the fund was a series of T. Rowe Price California Tax-Free Income Trust, which was also organized in 1986 as a Massachusetts business trust, and was reorganized and redomiciled into the T. Rowe Price State Tax-Free Funds, Inc. On October 30, 2017.

Response: We intend to remove “On October 30, 2017” from this sentence since the effective date of the redomiciliation was already disclosed in the previous sentence.

Comment: When a substantial amount of the assets of a tax-exempt bond fund are invested in securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate disclosure in the fund’s prospectus in response to Item 4 is necessary. For example, if a company invests or may invest more than 25 percent of its net assets in securities the interest upon which is paid from revenues of similar type projects, it should disclose this fact, identify the type or types of projects and briefly discuss any economic, business, or political risks that would most likely affect all projects of that type or types. Also, if a company invests or may invest more than 25 percent of its net assets in industrial development bonds, it should disclose this fact and discuss the risks. In addition, although the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry, this exclusion does not eliminate the requirement for a tax-exempt bond fund to disclose its policy with respect to concentration in the Statement of Additional Information (“SAI”). Such a policy would apply to tax-exempt bonds issued by non-governmental users as well as to other securities (i.e., taxable securities) to which such policies normally apply.

Response: The fund is not permitted to invest more than 25 percent of its total assets in securities the interest upon which is paid from revenues of similar type projects, which is currently disclosed in section 2 of the prospectus (and the SAI) as follows: “The fund’s investments in industrial development bonds related to the same industry (such as solid waste, nuclear utility, or airlines) are limited to 25% of its total assets.” We note that, pursuant to a recent comment from SEC staff on another registrant’s registration statement, we intend to update this policy in the next filing to clarify that the fund’s investments in “industrial development bonds supported principally by the assets or revenues of non-governmental users related to the same industry are limited to 25% of its total assets.” The full revisions to this operating policy are set forth below.

We intend to modify the disclosure under Principal Investment Strategies as follows (new language underlined):

From time to time, the fund may invest a significant portion of its assets in sectors with special risks, such as health care, transportation, and utilities, as well as private activity bonds (including industrial revenue bonds), which are municipal bonds issued by a government agency on behalf of a private sector company and, in most cases, are not backed by the credit of the issuing municipality. The fund may at times invest more than 25% of its net assets overall in industrial revenue bonds, but investments in industrial revenue bonds related to the same industry may not exceed 25% of the fund’s net assets.

In conjunction with this change, we intend to modify the disclosure under the heading Municipal securities risks in section 1 of the prospectus as follows (new language underlined):

Certain sectors of the municipal bond market have special risks that can impact such sectors more significantly than the market as a whole. For example: health care can be negatively impacted by rising expenses and dependency on third party reimbursements; transportation can be negatively impacted by declining revenues or unexpectedly high construction or fuel costs; utilities are subject to governmental rate regulation; and private activity bonds (including industrial development bonds) rely on project revenues and the creditworthiness of the corporate user as opposed to governmental support. Investing significantly in municipal obligations backed by revenues of similar types of industries or projects may make the fund more susceptible to developments affecting those industries and projects.

In addition, the operating policy relating to industrial development bonds in section 2 will be revised as follows:

Although the fund may invest more than 25% of its net assets in industrial development bonds, the fund limits its investments in industrial development bonds that are supported principally by the assets or revenues of non-governmental users related to the same industry to 25% of its net assets. Bonds which are refunded with escrowed U.S. government securities are not subject to the 25% limitation.

Lastly, with respect to the fund’s recital of its section 8(b)(1) concentration policy in the SAI, we note that fundamental policy (4)(a) in the SAI provides that the fund will not “[p]urchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ net assets would be invested in the securities of issuers having their principal business activities in the same industry.” Adjacent to the first bullet point under the heading Notes below the fundamental policies, as noted above, we have disclosed that “U.S., state, or local governments, or related agencies or instrumentalities, are not considered an industry. With respect to the tax-free funds, each fund has adopted an operating policy requiring investments in industrial development bonds related to the same industry (such as solid waste, nuclear utility, or airlines) to be limited to 25% of the fund’s total assets. Bonds which are refunded with escrowed U.S. government securities or subject to certain types of guarantees are not subject to the 25% limitation.” As stated above, we intend to update this policy in the next filing to clarify that the fund’s investments in “industrial development bonds supported principally by the assets or revenues of non-governmental users related to the same industry are limited to 25% of its total assets.” We also intend to update this policy to clarify that only bonds refunded with escrowed U.S. government securities (and not other types of guarantees) are not subject to the 25% limitation.

T. Rowe Price California Tax-Free Money Fund

Comment: Please confirm ticker and 1940 Act filing number (beginning with 811) at bottom of prospectus are correct.

Response: We have revised the 1940 Act filing number on the back cover of the prospectus to reflect the Registrant’s correct filing number.

Comment: We suggest that it should be clarified that the board has discretion to suspend redemptions if weekly liquid assets (“WLA”) fall below 30% and that the fund must impose a liquidity fee if WLA fall below 10%, but that the board may determine if it is in the best interests of the fund to do so.

Response: The following disclosure currently appears under the heading Liquidity Fees and Redemption Gates in section 2 of the prospectus:

Liquidity Fees The Board of a retail or institutional money market fund may elect to impose a discretionary liquidity fee of up to 2% if the fund’s weekly liquid assets fall below 30% of its total assets and the fund’s Board determines that imposing a fee is in the fund’s best interests (discretionary liquidity fee).

Additionally, a retail money market fund will be required to impose a 1% default liquidity fee on all redemptions if its weekly liquid assets fall below 10% of its total assets, unless the Board of the fund determines that imposing such a fee would not be in the best interests of the fund (default liquidity fee). In such situations, the money market fund’s Board may determine that a higher or lower fee level is in the best interests of the fund; however, a default liquidity fee may not exceed 2% of the value of the shares redeemed. In addition, if the fund’s weekly liquid assets fall below 10%, the fund’s Board may instead choose to permanently suspend fund redemptions and liquidate the fund if it determines that it would not be in the best interests of the fund to continue operating.

Because the suggested disclosure already appears in the prospectus, we do not intend to make any further changes at this time.

Comment: In the following sentence, please replace “On” with “on”:

Prior to that time, the fund was a series of T. Rowe Price California Tax-Free Income Trust, which was also organized in 1986 as a Massachusetts business trust, and was reorganized and redomiciled into the T. Rowe Price State Tax-Free Funds, Inc. On October 30, 2017.

Response: We intend to remove “On October 30, 2017” from this sentence since the effective date of the redomiciliation was already disclosed in the previous sentence.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.